UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION STATEMENT TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1 (b) (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2 (b)

(Amendment No. 2)*

Reliant Energy, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

75952B105 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 75952B105	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION OF ABOVE PERSON OPPENHEIMER CAPITAL LLC (IRS No.13-3413767)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER -0-
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
12	TYPE OF REPORTING PERSON* IA
*	SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 75952B105	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION OF ABOVE PERSON PEA CAPITAL LLC (IRS No.33-0976917)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER -0-
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
12	TYPE OF REPORTING PERSON* IA
*	SEE INSTRUCTION BEFORE FILLING OUT!

Item 1	(a)	Name of Issuer: Reliant Energy, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 1000 Main Street Houston, Texas 77002

Item 2	(a)	Name of Person Filing: (i) Oppenheimer Capital LLC (ii) PEA Capital LLC

	(b)	Address of Principal Business Office: (i) 1345 Avenue of the Americas, 49th Floor New York, New York 10105 (ii) 1345 Avenue of the Americas, 49th Floor New York, New York 10105

	(c)	Citizenship: Not Applicable.

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 75952B105

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

	(e)	☒	Investment adviser registered under Section 203 of the Investment Advisors Act of 1940;

	(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	Parent holding company or control person, in accordance with 13d-1(b)(ii)(G);

	(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule13d-1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4	Ownership.

See responses to Items 5, 6, 7, 8, 9, and 11 of Cover Page.

Oppenheimer Capital LLC and PEA Capital LLC are under common control and maintain the same principal place of business. In addition, Oppenheimer Capital LLC and PEA Capital LLC have some common officers and investment management personnel. Due to these relationships, Oppenheimer Capital LLC and PEA Capital LLC are aggregated for purposes of this filing. Oppenheimer Capital LLC and PEA Capital LLC are registered investment advisers under the Investment Advisers Act of 1940, each furnishing investment advice to various investment companies registered under the Investment Company Act of 1940 and to institutional clients.

As a result of its role as investment adviser or sub-adviser, each of Oppenheimer Capital LLC and PEA Capital LLC may be deemed to be the beneficial owner of the securities reported in this filing. Each of Oppenheimer Capital LLC and PEA Capital LLC expressly declares that the filing of this Schedule 13G shall not be construed as an admission that it is, for purposes of Section 13(d) and (g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of such securities.

Item 5

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person. No one client owns more than five percent of the securities of the Issuer.

Item 7	Identification and Clarification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not Applicable.

Item 8	Identification and Clarification of Members of the Group. Not Applicable.

Item 9	Notice of Dissolution of Group. Not Applicable.

Item 10

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2006

/s/ Frank C. Poli
Frank C. Poli, in his capacity as Chief Legal Officer of Oppenheimer Capital LLC and Chief Legal Officer of PEA Capital LLC